Exhibit 99.1


                           ELBIT MEDICAL IMAGING LTD.
                     13 Mozes Street, Tel-Aviv 67442, Israel
                              Tel: (972-3) 608-6001

      Dear Shareholder,

      You are cordially invited to attend the Annual General Meeting of Shareholders of Elbit Medical Imaging Ltd. (the "Company") to be held at 11:00 a.m. (Israel time) on Thursday, December 29, 2005, at the Company's offices at 13 Mozes Street, second floor, Tel-Aviv 67442, Israel.

      The purposes of this meeting are set forth in the accompanying Notice of Meeting and Proxy Statement.

      For the reasons set forth in the accompanying Proxy Statement, the Company's board of directors recommends that you vote ''FOR'' Proposals No. 1 through No. 4, as specified on the enclosed form of proxy.

      We look forward to greeting personally those shareholders who are able to be present at the meeting. However, whether or not you plan to attend the meeting, it is important that your shares be represented. Accordingly, you are kindly requested to sign, date and mail the enclosed form of proxy in the envelope provided at your earliest convenience so that it will be received no later than 24 hours before the meeting.

      Thank you for your continued cooperation.


                                    Very truly yours,

                                    MORDECHAY ZISSER
                                    Executive Chairman of the Board of Directors


Tel-Aviv, Israel
December 7, 2005

                           ELBIT MEDICAL IMAGING LTD.
                     13 Mozes Street, Tel-Aviv 67442, Israel
                              Tel: (972-3) 608-6001

                        NOTICE OF ANNUAL GENERAL MEETING
                                 OF SHAREHOLDERS

To the shareholders of Elbit Medical Imaging Ltd.:

      Notice is hereby given that an Annual General Meeting of Shareholders (the "Meeting") of Elbit Medical Imaging Ltd. (the "Company") will be held at the Company's offices at 13 Mozes Street, second floor, Tel-Aviv 67442, Israel, on Thursday, December 29, 2005, at 11:00 a.m. (Israel time), to consider and vote upon the following:

      1. Re-election to the Company's board of directors (the "Board of Directors") of the five (5) directors currently in office;

      2. Approval of the re-appointment of Brightman Almagor & Co., a member of Deloitte Touche Tohmatsu, as the Company's independent auditors for the fiscal year ended December 31, 2005 and authorization of the Board of Directors, upon the recommendation of the Company's audit committee, to determine the auditors' remuneration to be fixed in accordance with the volume and nature of their services to the Company for such fiscal year;

      3. Approval of the purchase by the Company of an insurance policy for the coverage of liability of directors and officers of the Company, including as directors or officers of the Company's subsidiaries; and

      4. Re-election of Mr. Yosef Apter as an external director of the Company for a three-year term commencing on December 25, 2005;

      In addition, shareholders will be requested to consider at the Meeting the directors' report and the financial statements of the Company for the fiscal year ended December 31, 2004.

      Only shareholders of record at the close of business on December 6, 2005 are entitled to notice of, and to vote at, the Meeting and any adjournment thereof. All shareholders are cordially invited to attend the Meeting in person.

      Shareholders who hold their shares through the nominee company of Bank Discount Le'Israel Ltd. and intend to vote their shares in person or by proxy must deliver to the Company an ownership certificate confirming their ownership of the Company's ordinary shares on the record date, which certificate must be approved by a recognized financial institution, as required by the Israeli Companies Regulations (Proof of Ownership of Shares for Voting at General Meeting) of 2000.

      Shareholders who are unable to attend the Meeting in person are requested to complete, date and sign the enclosed form of proxy and return it promptly in the pre-addressed envelope provided. Your proxy may be revoked at any time before it is voted by you returning a later-dated proxy card or by voting your shares in person at the Meeting if you are the record holder of the shares and can provide evidence of such (i.e., a copy of certificate(s) evidencing your shares). If your shares are held in "street name" meaning in the name of a bank, broker or other record holder, you must either direct the record holder of your shares on how to vote your shares or obtain a legal proxy from the record holder to vote the shares at the Meeting on behalf of the record holder as well as a statement from such record holder that it did not vote such shares.

      Joint holders of shares should note that, pursuant to the articles of association of the Company, the vote of the senior of joint holders of any share who votes such share, whether in person or by proxy, will be accepted to the exclusion of the vote(s) of the other registered holder(s) of such share, with seniority determined by the order in which the names of the joint holders appear in the Company's Register of Shareholders. For the appointment of a proxy to vote shares held by joint holders to be valid, the signature of the senior of the joint holders must appear on the proxy card.


                                    By Order of the Board of Directors,

                                    MR. MORDECHAY ZISSER
                                    Executive Chairman of the Board of Directors

                                    MR. SHIMON YITZHAKI
                                    President

                                    MR. MARC LAVINE
                                    Corporate Secretary


Tel Aviv, Israel
December 7, 2005

                           ELBIT MEDICAL IMAGING LTD.
                     13 Mozes Street, Tel-Aviv 67442, Israel
                              Tel: (972-3) 608-6011

                                 PROXY STATEMENT

      This Proxy Statement is being furnished to the holders of ordinary shares, New Israeli Shekels ("NIS") 1 nominal value (the "Shares"), of Elbit Medical Imaging Ltd. (the "Company") in connection with the solicitation of proxies by the management and board of directors of the Company (the "Board of Directors") for use at the Annual General Meeting of Shareholders (the "Meeting") to be held on Thursday, December 29, 2005 at 11:00 a.m. (Israel time) and at any adjournment thereof, pursuant to the accompanying Notice of Meeting.

      At the Meeting, shareholders will be asked to vote on the following proposals:

      1. Re-election to the Company's Board of Directors of the five (5) directors currently in office;

      2. Approval of the re-appointment of Brightman Almagor & Co., a member of Deloitte Touche Tohmatsu, as the Company's independent auditors for the fiscal year ended December 31, 2005 and authorization of the Board of Directors, upon the recommendation of the Company's audit committee, to determine the auditors' remuneration to be fixed in accordance with the volume and nature of their services to the Company for such fiscal year;

      3. Approval of the purchase by the Company of an insurance policy for the coverage of liability of directors and officers of the Company, including as directors or officers of the Company's subsidiaries; and

      4. Re-election of Mr. Yosef Apter as an external director of the Company for a three-year term commencing on December 25, 2005;

      In addition, shareholders will be requested to consider at the Meeting the directors' report and the financial statements of the Company for the fiscal year ended December 31, 2004.

      Finally, shareholders may consider and act upon such other business as may properly come before the Meeting and any adjournment thereof.

      The affirmative vote of at least a majority of the votes of shareholders participating in the voting at the Meeting in person or by proxy is required to constitute approval of each of Proposals No.1 through Proposal No. 3.

      The affirmative vote of at least a majority of the votes of shareholders participating in the voting at the Meeting in person or by proxy is required to constitute approval of Proposal No. 4; provided, that (i) such majority vote at the Meeting shall include at least one third (1/3) of the total votes of shareholders, who are not controlling shareholders of the Company, present at the Meeting in person or by proxy (votes abstaining shall not be taken into account in counting the above-referenced shareholders' votes); or (ii) the total number of Shares of the shareholders mentioned in clause (i) above that are voted against such proposal does not exceed one percent (1%) of the total voting rights in the Company.

      At least two shareholders, present in person or by proxy, and holding or representing, in the aggregate, at least thirty-three and one-third percent (33.33%) of the issued and outstanding voting Shares, will constitute a quorum, at the Meeting. If no quorum is present within a half hour after the time appointed for the holding of the Meeting, the Meeting will stand adjourned to the same day in the following week at the same time and place, or to such other day, time and place as shall be determined by notice to shareholders. If a quorum is not present within a half hour after the appointed time at the adjourned meeting, the presence of two shareholders in person or by proxy will constitute a quorum.

         VOTING AND REVOCATION OF PROXIES; SHARES HELD IN "STREET NAME"

      Shareholders may vote their Shares by attending the Meeting and voting their Shares in person, or by completing the enclosed proxy card, signing and dating it and mailing it in the enclosed postage-prepaid envelope. A form of proxy for use at the Meeting and a return envelope are enclosed. Shares represented by executed and unrevoked proxies will be voted at the Meeting. Shareholders who hold their Shares through the nominee company of Bank Discount Le'Israel Ltd. and intend to vote their Shares by person or by proxy must deliver the Company an ownership certificate confirming their ownership of the Company's ordinary shares on the record date, which certificate must be approved by a recognized financial institution, as required by the Israeli Companies Regulations (Proof of Ownership of Shares for Voting at General Meeting) of 2000.

      If a shareholder fails to vote by proxy or in person with regard to a specific proposal, the Shares represented by such proxy or owned by such shareholder will be deemed not to have been cast for the purpose of the approval of such proposal and, accordingly, such Shares shall not be counted in calculating the percentage of affirmative votes required for approval of such proposal. Notwithstanding the above and to the extent permitted by law and applicable stock exchange requirements, if a written proxy card is signed by a shareholder and returned without instructions, the Shares represented by the proxy will be voted "FOR" all of the proposals set forth above. If a shareholder instructs in a proxy that it wishes to abstain from voting its Shares on a specific proposal, the Shares represented by such proxy will be deemed as neither a vote "FOR" nor "AGAINST" the proposal considered at the Meeting, although they will be counted in determining whether a quorum is present.

      Shareholders may revoke their proxies at any time before the Meeting by voting their Shares in person at the Meeting if the shareholders are the record holder of the Shares and can provide evidence of such (i.e., a copy of certificate(s) evidencing their Shares) or by returning a later-dated proxy card up to 24 hours before the Meeting. If the shareholder holds its Shares in street name, he or she may revoke their proxies by following the instructions of their brokers and the section titled "Note for shareholders in street name" below. The chairman of the Meeting may, at his or her discretion, accept a proxy after such time.

      Note to shareholders in street name

      Shareholders who hold their Shares in "street name," meaning in the name of a bank, broker or other record holder, must either direct the record holder of their Shares on how to vote their Shares or obtain a legal proxy from the record holder to vote the Shares at the Meeting on behalf of the record holder as well as a statement from such record holder that it did not vote such Shares.

      Proxies for use at the Meeting are solicited by the management of the Company and the Board of Directors. Proxies will be mailed to shareholders and will be solicited primarily by mail. However, additional solicitations may be made by telephone, facsimile or other means of contact by certain officers, employees or agents of the Company, none of whom will receive additional compensation therefor. The entire expense of solicitation, including the cost of preparing, printing, assembling and mailing the proxy materials will be borne by the Company. The Company will also reimburse the reasonable expenses of brokerage firms and others for forwarding materials to beneficial owners of Shares.

                      OUTSTANDING SHARES AND VOTING RIGHTS

      The Company had 28,226,298 Shares outstanding as of December 4, 2005(1). Only shareholders of record at the close of business on December 6, 2005 are entitled to notice of, and to vote at, the Meeting and any adjournment thereof. Each Share is entitled to one vote upon each matter to be presented at the Meeting.

                  BENEFICIAL OWNERSHIP OF SECURITIES BY CERTAIN
                        BENEFICIAL OWNERS AND MANAGEMENT

      The following table sets forth, as of December 4, 2005, the number of Shares owned by (i) all shareholders known to the Company to own 5% or more of the issued and outstanding Shares, (ii) all current officers and directors of the Company as a group, and (iii) Elscint Limited ("Elscint"), a wholly-owned subsidiary of the Company:


==========================================================================================================
          Name and Address                      Number of Shares          Percent of Shares Beneficially
                                                                                     Owned (2)
==========================================================================================================
Europe-Israel (M.M.S.) Ltd.
13 Mozes Street
Tel Aviv, Israel                                 11,729,102 (3)                    46.21%
----------------------------------------------------------------------------------------------------------
All officers and directors of the Company
as a group (5 persons)                           12,396,938 (4)                    48.84%
----------------------------------------------------------------------------------------------------------
Elscint Limited
13 Mozes Street
Tel Aviv, Israel                                    524,187 (5)                     2.07%

==========================================================================================================

--------------------
(1) Such number excludes 2,842,400 Shares held by the Company. Such number includes 318,756 Shares held by, or for the benefit of, Elscint (out of a total of 524,187 Shares held by, or for the benefit of, Elscint) with respect to which Elscint does not have any voting rights.
(2) Such number excludes 2,842,400 Shares held by the Company. Such number includes 318,756 Shares held by, or for the benefit of, Elscint (out of a total of 524,187 Shares held by, or for the benefit of, Elscint) with respect to which Elscint does not have any voting rights.
(3) Europe-Israel (M.M.S.) Ltd. ("Europe-Israel") is an Israeli corporation wholly-owned by Control Centers Ltd. ("Control Centers"). Control Centers is controlled by Mr. Mordechay Zisser, the Executive Chairman of the Company's Board of Directors. Control Centers is engaged, through Europe-Israel's direct and indirect wholly and partially owned subsidiaries and affiliates, in the following core businesses: real estate investment, development and operation of shopping and entertainment centers, bio-technology investments, and hotel ownership and management. Control Centers also holds direct interests in property development projects in Israel.
(4) Includes 11,729,102 Shares held by Europe-Israel, which may be deemed to be beneficially owned by Mr. Mordechay Zisser, the Executive Chairman of the Board of Directors, by virtue of his control of Control Centers, and hence of Europe-Israel, as described in Footnote 3 above. Mr. Zisser disclaims beneficial ownership of such Shares. Also includes 317,836 Shares issued to other directors and officers of the Company pursuant to employees and officers incentive plans, which are vested as of the date of this Proxy Statement and 350,000 Shares held directly by Mr. Mordechay Zisser, the Executive Chairman of the Board of Directors.
(5)   Elscint has voting rights only with respect to 205,431 Shares.

Proposal No. 1
--------------

                            RE-ELECTION OF DIRECTORS

      At the Meeting, five (5) directors are to be re-elected, each to hold office until the next Annual General Meeting of Shareholders and until his or her successor shall have duly taken office, unless any office is earlier vacated under any relevant provision of the articles of association of the Company or applicable laws or regulations. The nominees, if elected, together with the serving external directors, will constitute the entire Board of Directors. Unless otherwise instructed, all proxies will be voted in favor of the five (5) nominees listed below as directors of the Company.

      The nominees listed below have indicated to the Company their availability for re-election. In the event that any of the nominees should not continue to be available for re-election, the persons appointed as proxies may exercise their discretion to vote for a substitute nominee.

      In the event that any of the nominees is not able to serve, under the articles of association of the Company, the Board of Directors will be entitled to fill such vacancy until the next Annual General Meeting of Shareholders. The Company is not aware of any reason why any of the nominees, if re-elected, would be unable to serve as a director.

      The table below sets forth the names of the nominees and the incumbent external director, the years in which they first became directors of the Company, their present principal occupation or employment and their beneficial ownership of Shares as of December 4, 2005:


============================================================================================================================
           NOMINEE                YEAR FIRST BECAME        PRINCIPAL OCCUPATION OR EMPLOYMENT          BENEFICIAL OWNERSHIP
                                     A DIRECTOR                                                              OF SHARES
============================================================================================================================
Mordechay Zisser (1)                     1999          President and Executive Chairman of the board
                                                       of directors of each of Control Centers and
                                                       Europe-Israel and Executive Chairman of the
                                                       Board of Directors                                   12,079,102 *
---------------------------------------------------------------------------------------------------------------------------
Shimon Yitzhaki (1) (2)                  1999          President of the Company and Vice President
                                                       of Europe-Israel                                       113,765
---------------------------------------------------------------------------------------------------------------------------
Rachel Lavine (2)                        1999          President of Elscint and Vice President of
                                                       Europe-Israel and acting Chief Executive               123,939
                                                       Officer of Plaza Centers (Europe) B.V.
---------------------------------------------------------------------------------------------------------------------------
Joshua (Shuki) Forer (3)                 1999          Mayor of the City of Rehovot, Israel                   10,000
---------------------------------------------------------------------------------------------------------------------------
David Rubner (2)                         2003          Chairman and Chief Executive Officer of
                                                       Rubner Technology Ventures Ltd.                          ---
===========================================================================================================================


===========================================================================================================================
    CURRENT EXTERNAL DIRECTOR      YEAR FIRST BECAME        PRINCIPAL OCCUPATION OR EMPLOYMENT          BENEFICIAL OWNERSHIP
                                       DIRECTOR                                                               OF SHARES
============================================================================================================================
Yosef Apter (2) (3)                      2002          Chief Executive Officer of the Jerusalem
                                                       College of Technology                                    ---
---------------------------------------------------------------------------------------------------------------------------

Zvi Tropp (1) (2) (3)                    2004          Chairman of the board of directors of RAFAEL
                                                       Ltd. and partner in Zenovar Consultants Ltd.             ---
============================================================================================================================

(1)      Member of the Donation Committee.

(2)      Member of the Balance Sheet Committee.
(3)      Member of the Audit Committee.

      * Such number includes 11,729,102 Shares beneficially owned by Europe-Israel, which is indirectly controlled by Mr. Zisser.

      MORDECHAY ZISSER. Mr. Zisser was appointed Executive Chairman of the Company's Board of Directors in May 1999. He has been President of Europe-Israel since March 1998 and its Chairman of the board of directors from March 1998, and President and Chairman of the board of directors of Control Centers, a privately held company, which is the parent company of Europe-Israel, since 1983. Europe-Israel and Control Centers are engaged, through their direct and indirect wholly and partially owned subsidiaries and affiliates, in the following core businesses: real estate investment, hotel ownership and management, development and operation of commercial and entertainment malls in Eastern European countries, in the venture capital investments and in the hi-tech, medical and bio-technology industries. Control Centers also holds direct interests in property development projects in Israel. Mr. Zisser is active in charitable organizations. He is a member of the management of the "Oranit" hostel.

      SHIMON YITZHAKI. Mr. Yitzhaki was appointed as the President and a member of the Company's Board of Directors in May 1999. In March 2005, Mr. Yitzhaki was appointed as the Chief Financial Officer of the Company. In May 1999, he was also appointed as a member of the board of directors of Elscint. Since March 1998, Mr. Yitzhaki has served as the Vice President of Europe-Israel, and, since the mid-1980's, as Vice President of Control Centers. Mr. Yitzhaki holds a Bachelor of Arts degree in accounting from Bar Ilan University and is a certified public accountant.

      RACHEL LAVINE. Ms. Lavine was appointed as a member of the Company's Board of Directors in May 1999. In May 1999, Ms. Lavine was also appointed as President and a member of the board of directors of Elscint. Since March 1998, she has served as Vice President of Europe-Israel, and, from 1994 to 1998, Ms. Lavine has served as Chief Financial Officer of Control Centers, the parent company of EMI. Ms. Lavine also serves as the acting Chief Executive Officer of the Company's subsidiary, Plaza Centers (Europe) B.V. Ms. Lavine holds a Bachelor of Arts degree in accounting and is a certified public accountant.

      YEHOSHUA (SHUKI) FORER. Mr. Forer was appointed as a member of the Company's Board of Directors in May 1999. He is the Mayor of the City of Rehovot in Israel. Mr. Forer is an attorney, and was the managing partner of Forer Azrieli and Partners, a law firm with offices in Tel-Aviv and Rehovot from 1994 to 1998. Mr. Forer was the Acting Chairman of Herzlia Marina Ltd., Ashkelon Marina Ltd. and Control Centers from 1989 to 1994 and of Williger Ltd. from 1989 to 1991. Mr. Forer was also Managing Director of the Israel Ministry of Industry and Commerce from 1983 to 1986 and of the Investment Center From 1981 to 1983. Mr. Forer was an Assistant to the Minister of Industry and Commerce in charge of development areas from 1980 to 1981. Mr. Forer held positions as a member of the boards of directors of Bank Leumi Le-Israel Ltd., Israel Chemicals Ltd., Negev Phosphates Company Ltd., Industrial Buildings Corporation Ltd., Red Sea Hotels Ltd. ("Red Sea") and Ackerstein Zvi Ltd. and was a member of the Presidium and Vice President of the Association of the Tel-Aviv Chamber of Commerce from 1987 to 1996. Mr. Forer is currently a member of the board of directors of Castro Model Ltd. Mr. Forer received his LL.B. with Honors from the Hebrew University in Jerusalem.

      DAVID RUBNER. Mr. Rubner was appointed as a member of the Company's Board of Directors in July 2003. Mr. Rubner serves as Chairman and Chief Executive Officer of Rubner Technology Ventures Ltd. as well as General Partner in Hyperion Israel Advisors Ltd., a venture capital firm. From 1991 until 2000, Mr. Rubner served as President and Chief Executive Officer of ECI Telecom Ltd. Prior thereto, Mr. Rubner held the positions of Chief Engineer, Vice President of operations and Executive Vice President and General Manager of the Telecommunications Division of ECI. Mr. Rubner serves on the boards of public companies including Check Point Software Ltd., Koor Industries Ltd., Limpan Electronic Engineering Ltd as well as some privately held companies Mr. Rubner serves on the board of trustees of Bar-Ilan University, Jerusalem College of Technology and Shaare

Zedek Hospital. Mr. Rubner holds a B.S. degree in engineering from Queen Mary College, University of London and an M.S. degree from Carnegie Mellon University. Mr. Rubner was recipient of the Industry Prize in 1995.

      The service of Mr. Yosef Apter as an external director of the Company will terminate on December 24, 2005 and it is proposed to re-elect Mr. Apter as an external director for a second term, see Proposal No. 4 below. Mr. Zvi Tropp, the Company's external director shall continue to serve as an external director for the remainder of his 3-year term, which terminates on September 1, 2007.

      It is proposed that the following resolution be adopted at the Meeting:

------------------------------------------------------------------------------
      "RESOLVED, that the re-election of Messrs. Zisser, Yitzhaki, Forer and Rubner and Ms. Lavine as directors of the Company, as presented to the shareholders, be, and the same hereby is, approved."
------------------------------------------------------------------------------

The Board of Directors recommends a vote FOR approval of this proposed resolution.

Proposal No. 2
--------------

   APPROVAL OF THE RE-APPOINTMENT OF BRIGHTMAN ALMAGOR & CO AS INDEPENDENT AUDITORS FOR THE FISCAL YEAR ENDED DECEMBER 31, 2005 AND AUTHORIZATION OF THE
    BOARD OF DIRECTORS, UPON THE RECOMMENDATION OF THE AUDIT COMMITTEE, TO DETERMINE THE AUDITORS' REMUNERATION IN ACCORDANCE WITH THE VOLUME AND NATURE
            OF THEIR SERVICES TO THE COMPANY FOR SUCH FISCAL YEAR

      The Audit Committee and Board of Directors propose that shareholders approve the appointment of Brightman Almagor & Co., a member of Deloitte Touche Tohmatsu, as independent auditors of the Company for the fiscal year ended December 31, 2005 and authorize the Board of Directors, upon the recommendation of the Audit Committee, to determine the auditors' remuneration in accordance with the volume and nature of their services to the Company for such fiscal year. Such auditors have served as the Company's auditors since 1999, and have no relationship with the Company or with any affiliate of the Company, except as auditors.

      It is proposed that the following resolution be adopted at the Meeting:

------------------------------------------------------------------------------
      "RESOLVED, that the re-appointment of Brightman Almagor & Co., the Israeli member of Deloitte Touche Tohmatsu, as independent auditors of the Company for the fiscal year ended December 31, 2005 be, and the same hereby is, approved, and that the Board of Directors be, and it hereby is, authorized, upon the recommendation of the Audit Committee, to determine the remuneration of said auditors in accordance with the volume and nature of their services to the Company for such fiscal year."
------------------------------------------------------------------------------

The Board of Directors recommends a vote FOR approval of this proposed resolution.

Proposal No. 3
--------------

    APPROVAL OF THE PURCHASE BY THE COMPANY OF AN INSURANCE POLICY FOR THE COVERAGE OF LIABILITY OF DIRECTORS AND OFFICERS OF THE COMPANY, INCLUDING
            AS DIRECTORS OR OFFICERS OF THE COMPANY'S SUBSIDIARIES

      Following the approval by the Audit Committee and Board of Directors, it is proposed that the purchase of a policy for the coverage of the liability of directors and officers of the Company, including as directors or officers of the Company's subsidiaries, for a one-year period beginning on October 31, 2005 and ending on October 31, 2006, be approved. Such policy would cover a total liability of $40 million per occurrence and during the duration of the policy, which represents the overall directors and officers liability policy covering the directors and officers of Europe-Israel (the parent company of the Company) and companies under its control (the liability of directors and officers of Europe-Israel and companies controlled by it, other than the Company and companies under its control, is limited to $10 million out of the aggregate coverage amount of $40 million). The premium paid by the Company with respect to this insurance policy was approximately $290,000 representing its share out of a total premium of $315,000 paid for the overall policy for Europe-Israel and the companies controlled by it. The coverage of such policy also includes acts and/or omissions performed by previous directors and officers of the Company for a one-year period beginning on October 31, 2005 and ending on October 31, 2006 without any retroactive limitation and subject to the terms of the policy.

      It is proposed that the following resolution be adopted at the Meeting:

------------------------------------------------------------------------------
      "RESOLVED, that the Company's purchase of an insurance policy covering insurance of directors' and officers' liability, including as directors or officers of the Company's subsidiaries, and the terms of such policy, as presented to the shareholders, be, and the same hereby is, approved."
------------------------------------------------------------------------------

The Board of Directors recommends a vote FOR approval of this proposed resolution.

Proposal No. 4
--------------

           RE-ELECTION OF MR. YOSEF APTER AS AN EXTERNAL DIRECTOR FOR
                A THREE-YEAR TERM COMMENCING ON DECEMBER 25, 2005

      Yosef Apter will complete his service as an external director of the Company on December 24, 2005 pursuant to applicable Israeli law. The Company proposes to re-elect Mr. Apter as an external director of the Company for an additional 3-year term commencing on December 25, 2005.

      YOSEF APTER. Mr. Apter serves as a director and vice chairman of Secureol Ltd. Between 1980 and 2002, Mr. Apter served as a member of the executive boards of the Center for Investigation of Driving and Casualties, Shiloh Hesder Yeshiva, Nature Life, Zamir Systems Ltd., Binyamin Regional Council, Binyamin Development Company and Elad Non-Profit Organization. Mr. Apter is a graduate of the Jerusalem College of Technology (B.Sc.) and holds an MBA from the Hebrew University in Jerusalem.

      Mr. Apter notified the Company that he complies with all requirements under the Israeli Companies Law for serving as an external director.

      The Company's current external director, Mr. Tropp, shall continue to serve as external director for the remainder of his 3-year term, which terminates on September 1, 2007.

      It is proposed that the following resolution be adopted at the Meeting:

------------------------------------------------------------------------------
      "RESOLVED, that the re-election of Mr. Yosef Apter as an external director of the Company for a three-year term commencing on December 25, 2005, as presented to the shareholders, be, and the same hereby is, approved."
------------------------------------------------------------------------------

The Board of Directors recommends a vote FOR approval of this proposed resolution.

      In addition, shareholders will be requested to consider at the Meeting the Board of Directors' report and the financial statements of the Company for the fiscal year ended December 31, 2004.


                                 OTHER BUSINESS

      The Board of Directors knows of no other matter to come before the Meeting. However, if any matters requiring a vote of the shareholders arise, it is the intention of the persons named in the enclosed form of proxy to vote such proxy in accordance with their best judgment, including any matters or motions dealing with the conduct of the Meeting.

      The prompt return of your proxy will be appreciated and helpful in obtaining the necessary vote. Therefore, whether or not you expect to attend the Meeting, please complete and sign the form of proxy provided herewith and return it in the enclosed envelope, so that it is received at the Company not later than 24 hours before the Meeting.


                                   By Order of the Board of Directors,

                                   MR. MORDECHAY ZISSER
                                   Executive Chairman of the Board of Directors

                                   MR. SHIMON YITZHAKI
                                   President


December 7, 2005




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